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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
                    Under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                                 Amendment No. 2
                              -------------------

                                U.S. Foodservice
                            (Name of Subject Company)

                              -------------------

                      Koninklijke Ahold N.V. (Royal Ahold)
                             Snow Acquisition, Inc.
                            (Names of Filing Persons)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    90331R101
                      (CUSIP Number of Class of Securities)

                              -------------------

                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                              -------------------

                                   Copies to:

                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

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[   ] Check the box if the filing relates  solely  to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ X ] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results
of the tender offer: [     ]

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
     This Amendment No. 2 amends and  supplements  the Tender Offer Statement on
Schedule TO filed on March 13, 2000, as amended, relating to the offer by Snow Acquisition, Inc. (the "Purchaser"), a Delaware corporation, and an indirect wholly owned subsidiary of Koninklijke Ahold N.V. ("Parent"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, of U.S. Foodservice (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of October 4, 1999, and amended as of March 6, 2000, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (such common stock and preferred stock purchase rights are referred to herein together as the "Common Stock"), at a price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").



Item 7.  Source and Amount of Funds or Other Consideration.

          Item 7 is hereby amended to add at the end thereof the following:

       Section 9-"Source and Amount of Funds" of the Offer to Purchase is amended in its entirety to read as follows:

            "The Offer is not conditioned upon any financing arrangements. The amount of funds required by the Purchaser to purchase all of the outstanding shares of Common Stock pursuant to the Offer and to pay related fees and expenses is expected to be approximately $2.83 billion. The Purchaser intends to obtain such funds through a combination of loans from and/or capital contributions by Croesus, Inc., a Delaware corporation, and an indirect wholly owned subsidiary of Parent ("Croesus"). Croesus currently intends to obtain the necessary funds for such capital contribution by borrowing under the EUR 4.4 billion Multicurrency Stand-By Bridge Revolving Credit Agreement, dated March 31, 2000, among Parent and Croesus as Borrowers, Parent as Guarantor, the Purchaser, ABN AMRO Bank N.V. and Chase Manhattan Plc. as Arrangers, ABN AMRO Bank N.V. as Facility Agent, and certain other financial institutions (as the same may be amended, modified or supplemented, from time to time, the "Credit Facility").

      The Credit Facility provides for an unsecured stand-by revolving loan facility in an aggregate amount of up to EUR 4.4 billion. The Credit Facility will be used by Croesus and Parent, or other affiliates, for the purpose of financing the acquisition of the shares of Common Stock and paying all fees and expenses in connection therewith and the financing of another acquisition unrelated to the Offer. Advances under the Credit Facility will bear interest at an aggregate rate per annum equal to (i) the Euro Interbank Offered Rate (EURIBOR) for advances denominated in Euros and the London Interbank Offered Rate (LIBOR) for advances denominated in any other currency, (ii) a margin of 40 basis points until June 29, 2000, and a margin thereafter to be agreed upon by Croesus and the Arrangers, but in no event greater than 90 basis points and (iii) the cost of compliance with any applicable reserve asset requirements and financial services authority fees. Croesus will be obligated to pay an additional fee equal to two basis points on any outstanding drawings on the Credit Facility on or after June 1, 2000. Croesus will also be obligated to pay an additional fee on any outstanding drawings on the Credit Facility should any class of long-term senior, unsecured liability securities issued by Parent be rated below a certain level by certain rating agencies. In the event that the Credit Facility is outstanding after June 30, 2000, the Arrangers may syndicate the Credit Facility and Croesus has agreed to pay a further fee at such time. The Credit Facility will mature on December 29, 2000.

            The Credit Facility contains certain financial covenants and certain restrictions on, among other things, the creation of liens. Parent has agreed to guarantee the performance of the terms, conditions and covenants on the part of Croesus under the Credit Facility. The Credit Facility also contains certain events of default including (i) the liquidation or bankruptcy of Parent, Croesus or any of Parent's material subsidiaries, (ii) changes in the character of its business and (iii) the lease, sale or disposition of all or any substantial part of its assets. In addition, Croesus has agreed to pay the Facility Agent certain fees and to reimburse the Facility Agent for certain expenses and to provide certain indemnities, as is customary for commitments of the type described therein.

      The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the Credit Facility, a copy of which has been filed as Exhibit (b)(1) to the Tender Offer Statement on Schedule TO relating to the Offer which the Purchaser has filed with the Commission (the "Schedule TO"). The Credit Facility may be inspected at, and a copy may be obtained from, the same places and in the manner set forth in
      Section 7-"Certain Information Concerning the Company". There are currently no alternative financing arrangements in the event the primary financing becomes unavailable.

            The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the shares of Common Stock) if such credit is secured directly or indirectly by margin stock. The Purchaser believes that the financing of the acquisition of the shares of Common Stock will not be subject to the margin regulations.

            Based on publicly available information, Parent estimates that approximately $838 million may be necessary to repay or purchase existing long-term and short-term indebtedness of the Company which may be required to be repaid or purchased by reason of the consummation of the Offer. The Company currently intends to request that certain of the lenders of such indebtedness waive the provisions in the documents relating to such indebtedness which would require such repayment or purchase. To the extent the Company is unable to obtain any such waivers, Parent currently intends to provide the Company, through a combination of loans and capital contributions, with the necessary funds to repay or purchase such indebtedness from the incurrence of debt by Parent under existing credit facilities."

Item 12.  Material to be Filed as Exhibits.

       Item 12 is hereby amended and supplemented by adding the following:

       (b)(1) EUR 4,400,000,000 Multicurrency Stand-By Bridge Revolving Credit Agreement, dated March 31, 2000, among Parent and Croesus, Inc. as Borrowers, Parent as Guarantor, the Purchaser, ABN AMRO Bank N.V. and Chase Manhattan Plc. as Arrangers, ABN AMRO Bank N.V. as Facility Agent, and certain other financial institutions.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 2000                    Koninklijke Ahold N.V.


                                          By:   /s/ Robert G. Tobin
                                                --------------------------------
                                                Name:   Robert G. Tobin
                                                Title:  Executive Vice President


Dated:  March 31, 2000                    Snow Acquisition, Inc.


                                          By:   /s/ Robert G. Tobin
                                                --------------------------------
                                                Name:   Robert G. Tobin
                                                Title:  President